Halyard Health, Inc.

P.O. Box 619100

Dallas, Texas 75261

August 4, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Halyard Health, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed June 26, 2014

File No. 001-36440

Dear Mr. Mancuso:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 16, 2014, with respect to the filing referenced above by Halyard Health, Inc. (the “Company”), which is currently a wholly-owned subsidiary of Kimberly-Clark Corporation (“Kimberly-Clark”).

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 001-36440) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we have separately delivered courtesy copies of Amendment No. 2 to you, each of which has been marked to indicate changes from Amendment No. 1 to the Registration Statement filed on June 26, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold type immediately above the corresponding response. Terms not otherwise defined in this letter shall have the meanings given to them in the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 2 and all references to page numbers in these responses are to the pages of the Information Statement.

Form 10

1.	Comment: We note your responses to prior comments 1, 13, 16, 17, 19, 20, 29 and 35. Please be advised that we may have further comments after you provide the information in a future amendment in response to those comments.

Response: The Company acknowledges the Staff’s comment.

Exhibit 99.1

Reasons for the Separation and Distribution, page 27

2.	Comment: We note your response to prior comment 7. Please revise to clarify, if true, that your disclosure identifies all material benefits and negative factors considered.

Response: The Information Statement has been revised at page 27 in response to the Staff’s comment to clarify that the disclosure identifies all of the potential benefits and potentially negative factors which Kimberly-Clark’s Board of Directors considered to be material.

Treatment of Equity-Based Compensation, page 29

3.	Comment: We note your response to prior comment 9. Please tell us whether the Kimberly-Clark 2011 Plan requires the adjustments for plan participants in the manner mentioned in the third paragraph of this section. If so, please tell us (1) when those adjustment provisions of the plan were adopted and (2) the portion of grants under the plan that have occurred since Kimberly-Clark was contemplating the spinoff.

Response: The Kimberly-Clark 2011 Plan, and its underlying award agreements, require the adjustments described on page 30 of the Information Statement in connection with a termination of employment due to the divestiture of a business unit (such as the distribution). The Kimberly-Clark 2011 Plan and the adjustment provisions were adopted in 2011, and are consistent with similar provisions included in Kimberly Clark’s 2001 Plan.

Since September 2013, when the spinoff was presented to Kimberly-Clark’s Board of Directors, 2,458,124 total stock options, restricted share units, and performance-based restricted share units have been granted under the Kimberly-Clark 2011 Plan, which represent approximately 23% of the total grants made under the Kimberly-Clark 2011 Plan to date. The following chart shows the total stock options, restricted share units, and performance-based restricted share units granted under the Kimberly-Clark 2011 Plan since it was implemented.

	Annual Grants	Percentage of Total
2011	3,006,561	28%
2012	2,724,604	25%
2013	2,598,270	24%
2014	2,453,795	23%
Total	10,783,230	100%

Distribution Conditions and Termination, page 31

4.	Comment: Please expand your response to prior comment 11 to provide us your analysis of how reflecting material changes to an information statement in a press release or Form 8-K substantially complies with Regulation 14C.

Response: As discussed with the Staff, prior to mailing the Information Statement, the Company will disclose material changes to the Information Statement by revising the Information Statement, and, following the mailing of the Information Statement to Kimberly-Clark stockholders, material changes to the terms of the distribution will be disclosed by filing a Form 8-K. The Information Statement has been revised at page 32 to remove reference to notifying Kimberly-Clark stockholders of material changes solely by publishing a press release and to clarify that material changes to the terms of the distribution will be disclosed by filing an 8-K or circulating an amendment to the Information Statement.

Dividend Policy, page 40

5.	Comment: Given Kimberly-Clark’s apparent control over this filing, it is unclear why you are unable to provide the information requested by previous comment 18. Please advise. In this regard, if a potential material negative effect on shareholders resulting from this transaction is that they could be receiving materially lower aggregate dividends, please directly highlight this issue in your summary and risk factors to explain clearly the impact of your statement that you do not anticipate paying dividends.

Response: On February 25, 2014, Kimberly-Clark announced an increase in its quarterly dividends for 2014 of $0.03 per share to $0.84 per share, which represents an increase of 3.7% from the quarterly dividends declared in 2013, which were $0.81 per share. In determining the amount of the dividend, Kimberly-Clark took into account the proposed spin-off of the Company and as a result of this and other factors, the 3.7% increase in 2014 was smaller than the 9.5% and 5.7% increases in quarterly dividends in 2013 and 2012, respectively. In the February 25, 2014 press release, Kimberly-Clark’s Chief Executive Officer stated that the 3.7% increase will help Kimberly-Clark maintain an appropriate payout ratio after taking into account the planned spin-off of the health care business. Based on this disclosure, the Company does not believe that a potential material negative effect of the transaction is that Kimberly-Clark stockholders will be receiving materially lower aggregate dividends. While the Company is not aware of any expected changes to Kimberly-Clark’s dividend policy, for periods after the distribution date, the Company cannot provide assurance that there will be no changes in such dividend policy.

Percentage Change, page 52

6.	Comment: Please clarify the nature of the “related party activity” mentioned in note (c) here and on page 55.

Response: The Information Statement has been revised at pages 53 and 55 in response to the Staff’s comment to clarify that the related party activity mentioned refers primarily to related party sales of gloves and other non-healthcare products, cost of sales associated with such related party sales and certain corporate administrative costs allocated from Kimberly-Clark but not considered segment operating costs. Additional information regarding related party net sales is disclosed on page 51 of the Information Statement.

Medical Devices, page 53

7.	Comment: Please quantify the amount of the one-time increase mentioned in the third paragraph.

Response: The Information Statement has been revised at page 54 in response to the Staff’s comment.

Financial Instruments and Risk Management, page 61

8.	Comment: Please provide us your analysis of how you addressed Regulation S-K Item 305(c).

Response: The Information Statement has been revised at page 62 in response to the Staff’s comment to clarify that there are no material changes to the sources and effects of the Company’s market risks from December 31, 2013 through March 31, 2014.

Business Segments, page 66

9.	Comment: Please expand your disclosure in response to prior comment 24 to provide the three-year revenue history by product class as required by Regulation S-K Item 101(c)(1)(i) for the classes that you mentioned in the tables in this section.

Response: The Information Statement has been revised at pages 68, 70 and F-22 in response to the Staff’s comment. Pursuant to Regulation S-K Item 101(c)(1)(i), the Company has provided net sales information for classes of products that accounted for 10% or more of total combined net sales at Note 14 to the audited historical combined financial statements for the year ended December 31, 2013.

Going Forward, page 91

10.	Comment: We note your response to prior comment 30. Please revise your disclosure to clarify what you mean by “taking into account…the median compensation levels for the healthcare peer group.” Did you set the compensation at the median? If not, to what extent did you exercise discretion to vary from the median?

Response: The Information Statement has been revised at page 91 in response to the Staff’s comment to clarify that compensation of the Halyard named executive officers was set below the median pay levels of the healthcare peer group.

Financial Statements, page F-1

Note 14. Business Segment Information, page F-21

11.	Comment: We see from your Business description beginning on page 66 that you identify various product lines in connection with the description of your operations and segments. Please tell us how you evaluated the guidance from ASC 280-10-50-40 in assessing whether the notes to your financial statements should include disclosure about revenues from product lines.

Response: The Information Statement has been revised at page F-22 in response to the Staff’s comment to provide total combined net sales information for certain classes of products that accounted for 10% or more of total combined net sales in any of the last three fiscal years.

*****

In response to the Staff’s request, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 2, are responsive to the Staff’s comments. If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 281-1385 or by email at jwesley@kcc.com or Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497 or by email at samantha.crispin@bakerbotts.com.

Sincerely,
/s/ John W. Wesley
John W. Wesley
Vice President - Deputy General
Counsel Kimberly-Clark Corporation /
Senior Vice President, General Counsel and Corporate Secretary for Halyard
Health, Inc.

Enclosures

cc:	Robert Abernathy

Chief Executive Officer

Halyard Health, Inc.

Robert Westover

Associate General Counsel

Kimberly-Clark Corporation

Samantha Crispin

Partner

Baker Botts L.L.P.